UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GULF ISLAND FABRICATION, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

402307102

(CUSIP Number)

April 2, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 402307102

1.	Names of Reporting Persons. Technip USA, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
6. Shared Voting Power
7. Sole Dispositive Power
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9)
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 402307102

1.	Names of Reporting Persons. Technip USA Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
6. Shared Voting Power
7. Sole Dispositive Power
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9)
12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer

Gulf Island Fabrication, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

583 Thompson Road Houma, Louisiana 70363

Item 2.

	(a)	Name of Persons Filing

            Technip USA, Inc. (DE corp.) as successor in interest to Gulf Deepwater Fabricators, Inc.

and as successor in interest to Gulf Deepwater Yards, Inc.

            Technip USA Holdings, Inc. (DE corp.) f/k/a Technip-Coflexip USA Holdings, Inc.

	(b)	Address of Principal Business Office or, if none, Residence

583 Thompson Road Houma, Louisiana 70363

	(c)	Citizenship

Technip USA, Inc. is a Delaware corporation Technip USA Holdings, Inc. is a Delaware corporation

	(d)	Title of Class of Securities

Common Stock, no par value

	(e)	CUSIP Number

402307102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act.

	(b)	☐ Bank as defined in section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

All shares have been sold as of April 2, 2013. None of the reporting entities own any part of Gulf Island Fabrication, Inc.

Item 5.	Ownership of Five Percent or Less of a Class

See Exhibits

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See attached Exhibit 99.1.

Item 8.	Identification and Classification of Members of the Group

See attached Exhibits 99.1 and 99.2.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

(a) Not Applicable.

(b)    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Technip USA, Inc.

By:	/s/ JOHN M. FREEMAN
Name:	John M. Freeman
Title:	Secretary

Date:	June 4, 2013

Technip USA Holdings, Inc.

By:	/s/ JOHN M. FREEMAN
Name:	John M. Freeman
Title:	Secretary

Date:	June 4, 2013